December 17, 2025

Nikola Steinbock
Chairwoman of the Management Board
Landwirtschaftliche Rentenbank
P.O. Box 10 14 45
D-60014 Frankfurt am Main Germany

       Re: Landwirtschaftliche Rentenbank
           Registration Statement under Schedule B
           File no. 333-291690
           Filed November 21, 2025
Dear Nikola Steinbock:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Schedule B filed November 21, 2025
About this Prospectus, page 1

1. You state "[a] portion of the Securities offered hereby may be offered and sold outside of the United States in transactions not subject to the registration requirements of the
       U.S. Securities Act of 1933, as amended." Please clarify the transactions under which a portion of the securities you are registering here may be offered and sold outside of the United States in transactions not subject to registration.
Where You Can Find More Information, page 1

2. You state on page 26 of Exhibit D to your Form 18-K filed on May 9, 2025 that
       "[s]ince the dissolution of the group as of November 30, 2022, Rentenbank fulfills all reporting requirements on individual basis solely [sic]" Please clarify the dissolution that you are referring to and the material implications, if any, of this dissolution.
 December 17, 2025
Page 2

Clearing and Settlement, page 10

3. You state that "[t]he information concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor any underwriter named in the applicable prospectus supplement take any responsibility for the accuracy thereof." Please revise this statement to remove your disclaimer of responsiblity.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Angie Kim at 202-551-3535 or Michael Coco at 202-551-3253 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance